EXHIBIT 99.1

Colliers International Reports Strong First Quarter Results

Revenue up 12% with substantial increase to earnings

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2017	2016

Revenues	$422.8	$376.1
Adjusted EBITDA (note 1)	29.3	22.2
Adjusted EPS (note 2)	0.33	0.19

GAAP operating earnings	10.9	8.9
GAAP EPS	-	(0.19)

TORONTO, May 02, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today reported operating and financial results for its first quarter ended March 31, 2017. All amounts are in US dollars.

Revenues for the first quarter were $422.8 million, a 12% increase (13% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $29.3 million, up 32% (33% in local currency) and Adjusted EPS (note 2) was $0.33, a 74% increase versus the prior year quarter. GAAP operating earnings were $10.9 million, relative to $8.9 million reported in the prior year period. GAAP diluted net earnings per common share was breakeven for the quarter, versus a loss of $0.19 per share for the same quarter a year ago. First quarter adjusted EPS and GAAP EPS would have been approximately unchanged excluding foreign exchange impacts.

“Colliers delivered strong results to start the year, with solid revenue growth from acquisitions and internally from our existing operations. Our revenue pipelines indicate sustained activity across all service lines, with generally stable conditions in most major markets,” said Jay S. Hennick, Chairman and CEO of Colliers International. “With five strategic acquisitions completed to date, expanding our presence in Northern California, Nevada, Minnesota and Denmark and strengthening our existing businesses in the UK and Michigan, we remain optimistic about our growth prospects for 2017. Anchored by our strong balance sheet and disciplined growth strategy, Colliers International is well positioned to continue building our global platform and market leadership in the years to come,” he concluded.

About Colliers International
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading global real estate services company with 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2017	2016	in USD %	in LC %

Outsourcing & Advisory	$163,565	$159,818	2%	3%
Lease Brokerage	136,859	112,885	21%	22%
Sales Brokerage	122,418	103,405	18%	18%

Total revenues	$422,843	$376,108	12%	13%

Consolidated revenues for the first quarter grew 13% on a local currency basis, led by significant increases in Lease Brokerage and Sales Brokerage in the Americas and Asia Pacific regions. Consolidated internal revenue growth in local currencies was 1% (note 3), impacted by a decline in lower margin Outsourcing & Advisory activity in the EMEA region relative to very strong comparatives in the prior year period. Excluding this, consolidated internal revenue growth in local currencies was 6%.

Segmented Quarterly Results
Americas region revenues totalled $257.0 million for the first quarter compared to $210.5 million in the prior year quarter, up 21% on a local currency basis. Revenue growth was comprised of 17% contribution from recent acquisitions and 4% internal growth. Adjusted EBITDA was $21.2 million, relative to $21.6 million in the prior year quarter, impacted by (i) recent investments in people to add new service line capabilities in the US and (ii) timing of expenses. GAAP operating earnings were $11.5 million, relative to $17.0 million in the prior year quarter, impacted by acquisition-related costs incurred in the current quarter.

EMEA region revenues totalled $89.0 million for the first quarter compared to $98.9 million in the prior year quarter, down 4% on a local currency basis, comprised of an 11% decline in internal revenues offset by 7% growth from recent acquisitions. Internal revenues were impacted by (i) a decline in Outsourcing & Advisory activity, particularly in France with several large project management assignments in the prior year quarter involving the supply and installation of materials at lower margins than other revenue types, offset by (ii) increased Lease Brokerage activity, primarily in the UK. Foreign exchange headwinds with respect to the UK pound sterling negatively affected results on a US dollar reporting currency basis. Adjusted EBITDA was $3.6 million, versus a loss of $0.6 million in the prior year quarter, driven by changes in revenue mix and recent acquisitions. The GAAP operating loss was $1.1 million for the quarter, relative to a loss of $5.9 million in the prior year quarter.

Asia Pacific region revenues totalled $76.4 million for the first quarter compared to $66.4 million in the prior year quarter, up 12% on a local currency basis entirely from internal growth, and concentrated in Lease Brokerage and Sales Brokerage. Foreign exchange tailwinds positively impacted results on a US dollar reporting currency basis. Adjusted EBITDA was $6.2 million versus $3.3 million in the prior year quarter, benefitting from operating leverage from higher revenues. GAAP operating earnings were $4.9 million for the first quarter, relative to $1.9 million in the prior year quarter.

Global corporate costs were $1.8 million in the first quarter, relative to $2.2 million in the prior year period, positively impacted by lower variable expenses. The corporate GAAP operating loss for the first quarter was $4.4 million, relative to a loss of $4.1 million in the prior year period.

Conference Call
Colliers will be holding a conference call on Tuesday, May 2, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2017	2016

Net earnings	$5,506	$4,032
Income tax	3,658	3,071
Other income, net	(1,229)	(600)
Interest expense, net	2,942	2,364
Operating earnings	10,877	8,867
Depreciation and amortization	12,027	11,034
Acquisition-related items	4,208	1,071
Restructuring costs	734	-
Stock-based compensation expense	1,443	1,212
Adjusted EBITDA	$29,289	$22,184

2. Reconciliation of net earnings and diluted net earnings (loss) per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2017	2016

Net earnings	$5,506	$4,032
Non-controlling interest share of earnings	(2,113)	(2,414)
Amortization of intangible assets	6,050	5,637
Acquisition-related items	4,208	1,071
Restructuring costs	734	-
Stock-based compensation expense	1,443	1,212
Income tax on adjustments	(2,010)	(1,691)
Non-controlling interest on adjustments	(844)	(502)
Adjusted net earnings	$12,974	$7,345

	Three months ended
(in US$)	March 31
	2017	2016

Diluted net earnings (loss) per common share	$-	$(0.19)
Non-controlling interest redemption increment	0.08	0.23
Amortization of intangible assets, net of tax	0.10	0.09
Acquisition-related items	0.10	0.03
Restructuring costs, net of tax	0.01	-
Stock-based compensation expense, net of tax	0.04	0.03
Adjusted earnings per share	$0.33	$0.19

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2017	2016

Revenues	$422,843	$376,108

Cost of revenues	258,871	236,867
Selling, general and administrative expenses	136,860	118,269
Depreciation	5,977	5,397
Amortization of intangible assets	6,050	5,637
Acquisition-related items (1)	4,208	1,071
Operating earnings	10,877	8,867
Interest expense, net	2,942	2,364
Other income, net	(1,229)	(600)
Earnings before income tax	9,164	7,103
Income tax expense	3,658	3,071
Net earnings	5,506	4,032
Non-controlling interest share of earnings	2,113	2,414
Non-controlling interest redemption increment	3,275	8,814
Net earnings (loss) attributable to Company	$118	$(7,196)

Net earnings (loss) per common share
Basic	$-	$(0.19)
Diluted	-	(0.19)

Adjusted earnings per share (2)	$0.33	$0.19

Weighted average common shares (thousands)
Basic	38,720	38,558
Diluted	39,117	38,825

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2017	December 31, 2016	March 31, 2016

Assets
Cash and cash equivalents	$97,695	$113,148	$107,468
Accounts receivable	289,336	311,020	260,635
Prepaids and other assets	90,606	82,154	85,806
Current assets	477,637	506,322	453,909
Other non-current assets	54,384	48,860	31,398
Fixed assets	69,169	65,274	63,937
Deferred income tax	70,993	82,252	97,389
Goodwill and intangible assets	586,145	487,563	476,574
Total assets	$1,258,328	$1,190,271	$1,123,207

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$396,683	$483,376	$381,455
Other current liabilities	30,259	24,890	18,435
Long-term debt - current	2,618	1,961	2,763
Current liabilities	429,560	510,227	402,653
Long-term debt - non-current	402,370	260,537	346,132
Other liabilities	65,840	57,609	56,108
Deferred income tax	16,206	14,582	19,639
Redeemable non-controlling interests	121,846	134,803	145,153
Shareholders' equity	222,506	212,513	153,522
Total liabilities and equity	$1,258,328	$1,190,271	$1,123,207

Supplemental balance sheet information
Total debt	$404,988	$262,498	$348,895
Total debt, net of cash	307,293	149,350	241,427
Net debt / pro forma adjusted EBITDA ratio	1.4	0.7	1.2

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$5,506	$4,032
Items not affecting cash:
Depreciation and amortization	12,027	11,034
Deferred income tax	1,178	657
Other	8,220	1,329
	26,931	17,052

Net changes from assets / liabilities
Accounts receivable	32,748	49,308
Payables and accruals	(145,107)	(101,194)
Other	4,191	(8,306)
Contingent acquisition consideration paid	(301)	-
Net cash used in operating activities	(81,538)	(43,140)

Investing activities
Acquisition of businesses, net of cash acquired	(29,643)	(36,575)
Purchases of fixed assets	(6,733)	(4,187)
Other investing activities	(10,596)	(6,142)
Net cash used in investing activities	(46,972)	(46,904)

Financing activities
Increase in long-term debt, net	140,137	86,467
Purchases of non-controlling interests, net	(24,282)	620
Dividends paid to common shareholders	(1,932)	(1,541)
Distributions paid to non-controlling interests	(4,118)	(5,116)
Other financing activities	(61)	1,190
Net cash provided by financing activities	109,744	81,620

Effect of exchange rate changes on cash	3,313	(258)

Decrease in cash and cash equivalents	(15,453)	(8,682)

Cash and cash equivalents, beginning of period	113,148	116,150

Cash and cash equivalents, end of period	$97,695	$107,468

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended March 31

2017
Revenues	$256,959	$89,022	$76,392	$470	$422,843
Adjusted EBITDA	21,218	3,610	6,241	(1,780)	29,289
Operating earnings (loss)	11,477	(1,066)	4,856	(4,390)	10,877

2016
Revenues	$210,545	$98,915	$66,441	$207	$376,108
Adjusted EBITDA	21,611	(561)	3,282	(2,150)	22,182
Operating earnings (loss)	16,959	(5,889)	1,934	(4,137)	8,867

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500